Exhibit 99.1

BIOVAIL CORPORATION

EXECUTIVE EMPLOYMENT AGREEMENT

THIS AGREEMENT is effective the 1st day of May, 2008.

BETWEEN:

Biovail Corporation

(hereinafter called the “Corporation”)

OF THE FIRST PART

- and -

William M. Wells

(hereinafter called the “Executive”)

OF THE SECOND PART

WHEREAS the Corporation, and the Executive wish to enter into this Employment Agreement which provides, among other things, that the Executive devote substantially all his time and attention during normal business hours to the performance of his duties hereunder upon the terms and conditions hereinafter set forth;

NOW THEREFORE IN CONSIDERATION of the mutual covenants and agreements contained herein, and for other good and valuable consideration, the receipt and sufficiency whereof is hereby acknowledged, the parties hereto agree as follows:

ARTICLE ONE – GENERAL DUTIES AND TERM

Employment Services

1.01                                                                         The Corporation, through its Barbadian subsidiary, Biovail Laboratories International SRL, hereby employs the Executive as Chief Executive Officer.  The Executive agrees to provide such employment services on the terms and conditions as herein provided. Except as otherwise set forth herein, this Agreement supersedes all existing oral or written agreements between the Corporation and the Executive.  For purposes of this Agreement, all references to the Corporation shall also include the Corporation’s subsidiaries and affiliates.

General Duties and Obligations of Executive

1.02                                                                         The Executive:

(a)                                  shall well and faithfully serve the Corporation to the best of his ability;

(b)                                 acknowledges that his employment by the Corporation shall, unless otherwise mutually agreed to in writing, be his only occupation and that he shall devote substantially all his working time and attention during normal business hours to the performance of his duties and the observing of all reasonable instructions given to the Executive, provided, however, that the Executive may serve on the board of directors of another publicly traded company as long as such service does not impair his ability to perform his duties for the Corporation or put the Executive in conflict with respect to such duties.  In addition, the Executive may serve on civic, educational, philanthropic or charitable boards or committees, or, with the prior written consent of the Board of Directors of Biovail Corporation (the “Board”), other outside corporate boards, in each case, as long as such service does not impair his ability to perform his duties for the Corporation or put the Executive in conflict with respect to such duties;

(c)                                  shall reasonably use his best efforts to promote the success of the business of the Corporation (the “Business”) now or hereafter conducted by the Corporation; and

(d)                                 shall not engage in any activity that would impair his ability to perform his duties or that shall put the Executive in conflict with respect to such duties.

Term of Agreement

1.03                                                                           This Agreement shall continue in full force and effect indefinitely and until terminated by either the Executive or the Corporation pursuant to the terms hereof.   The period of the Executive’s employment under this Agreement, which employment commenced May 1, 2008, shall be referred to as the “Employment Term”.

ARTICLE TWO – TERMINATION AND RESIGNATION

Involuntary Termination – Either by the Corporation Without Cause or By the Executive for Good Reason

2.01                                                                           If the Executive incurs an involuntary termination from employment with the Corporation on account of a termination by the Corporation without Cause or by the Executive for Good Reason, then, in addition to any benefits or compensation accrued, earned and due to the Executive but not yet paid as of the date that is designated by the Corporation or the Executive, as applicable, as the last day of the Executive’s employment or term of office with the Corporation (the “Termination Date”), the Executive shall be eligible for the severance payments and benefits as described in this Section 2.01; provided that (i) the Executive continues to comply with the Restrictive Covenants (as defined below); and (ii) the Executive executes, and does not revoke, a written waiver and release of all claims, demands and causes of action against the Corporation and related parties in a form prescribed by the Corporation, as limited by Section 2.08 (“Release”):

(a)                                  The Executive shall be paid a lump sum severance payment within 60 days of the Executive’s Termination Date, equal to two (2) times the Executive’s base salary (calculated using the Executive’s annual base salary in the year in which the Executive’s Termination Date occurs) plus two (2) times the Executive’s target level of annual incentive compensation under the Short Term Incentive Plan (as defined in Section 3.01.B below) for the fiscal year prior to the fiscal year in which the Executive’s Termination Date occurs; provided that if the Executive’s termination occurs in 2008 or 2009, the foregoing calculation shall be made using the Executive’s 2008 guaranteed bonus amount;

(b)                                 The Executive shall be entitled to a pro-rated portion of the Executive’s target level of annual incentive compensation under the Short Term Incentive Plan for the fiscal year in which the Executive’s Termination Date occurs, based on the number of months (rounded to the next highest number for a partial month) of the fiscal year elapsed prior to the Executive’s Termination Date and calculated and paid in accordance with the terms of the Short Term Incentive Plan; and

(c)                                  Until the earlier of (i) the end of the two (2) year period following the Executive’s Termination Date, or (ii) the date, or dates, the Executive is eligible to receive benefits under the same type of plan of a subsequent employer (the “Benefit Period”), the Corporation shall pay to the Executive a monthly payment on the first payroll date of each month equal to the COBRA cost of continued medical and dental coverage for the Executive and the Executive’s covered dependents under the medical and dental plans of the Corporation pursuant to section 4980B of the Internal Revenue Code of 1986, as amended (the “Code”), less the amount that the Executive would be required to contribute for medical and dental coverage if the Executive were an active employee.  These payments shall commence on the Corporation’s first payroll date after the Executive’s Termination Date and shall continue until the end of the Benefit Period (but not longer than the Benefit Period).

(d)                                 On or after the first anniversary of this Agreement, if the Executive’s termination or resignation, as applicable, under this Section 2.01 occurs within the twelve (12) month period following a Change in Control (as defined in Section 2.06(b)), any unvested equity compensation awards held by the Executive as of his Termination Date shall automatically accelerate and become one hundred percent (100%) vested and, as applicable, exercisable, as of the Executive’s Termination Date; provided that any unvested equity compensation awards that vest based upon the attainment of performance criteria shall remain subject to the attainment of such performance criteria, unless the Board determines otherwise in accordance with the terms of the Equity Compensation Plan (as defined below) (or any successor plan thereto).

Involuntary Termination By The Corporation For Cause Or Voluntary Resignation Without Good Reason

2.02                                                                           If the Executive is involuntarily terminated by the Corporation for Cause or the Executive voluntarily resigns from employment without Good Reason, then the Executive shall forfeit the Executive’s right to receive any salary, Short Term Incentive Plan compensation, Equity Compensation Plan compensation or other compensation that has not been fully accrued at the time the Executive’s employment terminates; provided, however, that the Executive shall be entitled to receive any benefits or compensation accrued, earned and due to the Executive but not yet paid as of the Executive’s Termination Date.

Death or Disability

2.03                                                                           Subject to the requirements of applicable law, the Corporation may terminate the Executive’s employment if the Executive has been unable to perform the essential functions of the Executive’s position with the Corporation, with or without reasonable accommodation, by reason of physical or mental incapacity for a period of six consecutive months (“Disability”).   The Executive agrees, in the event of a dispute

under this Section 2.03 relating to the Executive’s Disability, to submit to a physical examination by a licensed physician mutually agreed between the Executive and the Board.  Nothing herein is intended to circumvent or abridge the Corporation’s short-term disability policy or long-term disability plan.  In the event the Corporation terminates the Executive’s employment pursuant to the terms of this Section 2.03, the Executive or the Executive’s estate, as applicable, shall be entitled to receive any salary, benefits or other amounts accrued, earned and due to the Executive but not yet paid as of the Executive’s Termination Date.

Cause

2.04                                                                           For purposes of this Agreement, Cause includes:

(a)                                  conviction of the Executive, or entering of a guilty plea or a plea of no contest by the Executive, with respect to a felony, any crime involving fraud, larceny or embezzlement or any other crime involving moral turpitude which subjects, or if generally known, would damage the business interests or reputation of the Corporation or any of its affiliates;

(b)                                 any act of fraud, misappropriation, material dishonesty, embezzlement or similar conduct involving the Corporation or any affiliates;

(c)                                  a material breach by the Executive of the Executive’s duties hereunder (other than as a result of Disability) which is demonstrably willful and deliberate on the part of the Executive or which is committed in bad faith or without reasonable belief that such breach is in the best interests of the Corporation;

(d)                                 a material breach by the Executive of the Executive’s duties hereunder (other than as a result of Disability), except as identified in Section 3.04(c) above, which breach is not remedied by the Executive within 30 days after receipt of written notice from the Corporation specifying such breach; or

(e)                                  the Executive’s willful failure to substantially perform his duties with the Corporation (other than any such failure resulting from the Executive’s Disability), after a written demand for substantial performance is delivered to the Executive that specifically identifies the manner in which the Corporation believes that the Executive has not substantially performed his duties, and the Executive has failed to remedy the situation within fifteen (15) business days of such written notice from the Corporation;

(f)                                    gross negligence in the performance of the Executive’s duties which results in material financial harm to the Corporation;

(g)                                 the Executive’s willful engagement in conduct that is demonstrably and materially injurious to the Corporation, monetarily or otherwise;

(h)                                 the Executive’s failure to comply in any material way with any of the provisions of this Agreement, including a failure to comply with the terms of the documents attached hereto as Schedule A and Schedule B.

Good Reason

2.05                                                                           For purposes of this Agreement, a voluntary resignation by the Executive shall be deemed to be a termination for Good Reason if:

(a)                                  The Corporation makes:  (i) any assignment to the Executive of any duties which are materially inconsistent with the Executive’s position; (ii) any material reduction in the Executive’s authority, responsibilities or status; or (iii) a material reduction to the Executive’s base salary;

(b)                                 The Executive notifies the Corporation in writing of the Executive’s belief that the Corporation has taken an action identified in Section 2.05(a) within thirty (30) days of the event at issue;

(c)                                  The Corporation has not remedied the situation within thirty (30) days after receipt of written notice from the Executive; and

(d)                                 The Executive provides a Notice of Termination within thirty (30) days after the Corporation’s opportunity to remedy the situation has expired.

Change in Control

2.06                           (a)                                  If a Change in Control (as defined below) occurs prior to the first anniversary of the date of this Agreement, the Corporation shall provide to the Executive, in addition to any benefits or compensation accrued, earned and due to the Executive but not yet paid as of the Change in Control,  (a) a lump sum severance payment of two (2) times the Executive’s base salary (calculated using the Executive’s annual base salary in the year in which the Change in Control occurs) plus two (2) times the Executive’s target level of annual incentive compensation under the Short Term Incentive Plan for the fiscal year in which the Change in Control occurs, payable within thirty (30) days of the Change in Control (provided that if the Change in Control occurs in 2008 or 2009 (and in any event, prior to the first anniversary of the date of this Agreement), the foregoing calculation shall be made using the Executive’s 2008 guaranteed bonus amount), and, (b) any unvested equity compensation awards held by the Executive shall automatically accelerate and become one hundred percent (100%) vested and, as applicable, exercisable, as of the Change in Control; provided that any unvested equity compensation awards that vest based upon the attainment of performance criteria shall remain subject to the attainment of such performance criteria, unless the Board determines otherwise in accordance with the terms of the Equity Compensation Plan (or any successor plan thereto).  If the Executive incurs an involuntary termination from employment with the Corporation on account of a termination by the Corporation without Cause or by the Executive for Good Reason within six (6) months of the Change in Control, payment under this Section 2.06 shall be in lieu of any payments or benefits to which the Executive may be entitled under Section 2.01 above.  This Section 2.06(a) shall expire on the first anniversary of the date of this Agreement.

(b)                                 For purposes of this Agreement, “Change in Control” means the happening of any of the following events:

(i)                                     the completion of a transaction pursuant to which (A) the Corporation goes out of existence or (B) any person, or any Associate (as such terms defined in National Instrument 45-106 - Prospectus and Registration Exemptions, as amended from time to time, or such other successor rules, instruments or policies from time to time of Canadian provincial securities regulatory authorities which may govern trades of securities to employees, officers, directors or consultants (“NI45-106”)) or Related Entity (as such term is defined in NI45-106) of such person (other than the Corporation, any trustee or other fiduciary holding securities under any employee benefit plan of the Corporation or a Related Entity, or any company owned, directly or indirectly, by the shareholders of the Corporation in substantially the same proportions as their ownership of common shares of the Corporation) hereafter acquires the direct or indirect “beneficial ownership” (as defined by the Canada Business Corporations Act) of securities of the Corporation representing 50% or more of the aggregate voting power of all of the Corporation’s then issued and outstanding securities;

(ii)                                  the lease, exchange, license, sale or other similar disposition of all or substantially all of the Corporation’s assets in one transaction or a series of related transactions to a person, or any Associate or Related Entity of such person (other than an Associate or Related Entity of the Corporation, any trustee or other fiduciary holding securities under any employee benefit plan of the Corporation or a Related Entity, or any company owned, directly or indirectly, by the shareholders of the Corporation in substantially the same proportions as their ownership of common shares of the Corporation);

(iii)                               the dissolution or liquidation of the Corporation except in connection with the distribution of assets of the Corporation to one or more persons which were Related Entities prior to such event;

(iv)                              during any period of 24 consecutive months beginning on or after the date of this Agreement, the persons who were members of the Board immediately before the beginning of such period (the “Incumbent Directors”) cease (for any reason other than death) to constitute at least a majority of the Board or the board of directors of any successor to the Corporation, provided that any director who was not a director as of the date of the Equity Compensation Plan shall be deemed to be an Incumbent Director if such director is elected to the Board by, or on the recommendation of or with the approval of, at least two-thirds of the directors who then qualified as Incumbent Directors either actually or by prior operation of the foregoing unless such election, recommendation or approval occurs as a result of an actual or threatened election contest or other actual or threatened solicitation of proxies or contests by or on behalf of a person other than a member of the Board; or

(v)                                 a merger, amalgamation, arrangement or consolidation of the Corporation with any other corporation other than a merger, amalgamation, arrangement or consolidation that would result in the voting securities of the Corporation outstanding immediately prior thereto continuing to represent (either by remaining outstanding or by being converted into voting securities of the surviving entity) more than 50% of the combined voting power of the voting securities of the Corporation or such surviving entity outstanding immediately after such merger, amalgamation, arrangement or consolidation; provided, however, that a merger, amalgamation, arrangement or consolidation effected to implement a recapitalization of the Corporation (or similar transaction) in which no person (other than those covered by the exceptions in (i) above) acquires more than 50% of the combined voting power of the Corporation’s then outstanding securities shall not constitute a Change in Control.

(c)                                  In the event any payments or benefits made to the Executive upon a Change of Control are deemed “excess parachute payments” within the meaning of Section 280G of the Code, and the Executive is subject to excise tax under Section 4999 of the Code (the “Excise Tax”) with respect to such payments, the Executive shall receive, in addition to any other payments and benefits to which he is entitled under the Agreement, an amount which, after imposition of any income, employment, excise or other taxes on such amount (including any income, employment, excise or other taxes paid on any amount due under this Section), equals the difference between the amount he actually receives after payment of all taxes including all Excise Tax and the after-tax amount he would receive if no Excise Tax were imposed on him.  Notwithstanding any provision of Section 2.06 to the contrary, in accordance with the requirements of section 409A of the Code, any additional payment payable to the Executive hereunder shall be paid not later than the end of the calendar year next following the calendar year in which the Executive or the Corporation (as applicable) remits the taxes for which the additional payment is being paid.

(d)                                 In the event a Change in Control occurs prior to the first anniversary of the date of this Agreement, the Corporation (or any successor thereto) shall establish an irrevocable rabbi trust or a similar arrangement based generally on the Internal Revenue Service’s model rabbi trust as provided in Revenue Procedure 92-64 and contribute to such trust immediately prior to the consummation of the Change in Control, an amount sufficient to cover the amounts payable to the Executive under Section 2.06(a) above, as well as the amount of any expenses (as estimated by the trustee in good faith) expected to be incurred by the trustee of such trust following the occurrence of the Change in Control.

Notice of Termination

2.07                                                                           Any termination of employment by the Corporation or by the Executive shall be communicated by notice of termination to the other party hereto given in accordance with Section 5.10 (a “Notice of Termination”).  For purposes of this Agreement, Notice of Termination means a written notice which (a) identifies the specific termination provision in the Agreement relied upon, and (b) to the extent applicable, sets forth in reasonable detail the facts and circumstances claimed to provide a basis for termination of the Executive’s employment under the provision identified, and (c)(i) in the case of a termination by the Corporation, specifies the Executive’s Termination Date which shall not be less than fifteen (15) nor more than sixty (60) days after the giving of such notice; or (ii) in the case of a termination by the Executive without Good Reason, shall not be less than ninety (90) days (but may be shorter if approved by the Corporation) after the giving of such notice.

On the date of termination or resignation, as applicable, the Executive agrees to resign all positions, including as an officer and, if applicable, as a director or member of a board of directors or committee, related to the Corporation.

Release

2.08                                                                           The Release identified in Section 2.01 shall not require the Executive to release any right the Executive may have to indemnification as an officer, director or employee of the Corporation (or any affiliate thereof) pursuant to the articles of incorporation or bylaws (or other governing instruments) of the Corporation (or any affiliate thereof) or any vested benefits to which the Executive may be entitled under any employee benefit plan.

ARTICLE THREE - REMUNERATION

Remuneration and Perquisites

3.01                           A.                                   Salary.  For services to be rendered hereunder, the Executive shall receive an annual base salary of USD$860,000.  The Executive shall be considered annually for increases in base salary in accordance with Corporation policy and subject to review by the Compensation, Nominating and Corporate Governance Committee and approval by the independent members of the Board of Directors.

B.                                     Annual Bonus.  For 2008, the Executive shall not participate in the Corporation’s short term annual incentive compensation plan as such plan may be amended from time to time (the “Short Term Incentive Plan”) but shall instead receive a guaranteed cash bonus of 100% of the Executive’s base salary for 2008.  For 2009 and thereafter, the Executive shall be eligible to participate in the Short Term Incentive Plan, subject in all respects to the terms of the Short Term Incentive Plan.  The Executive’s target level of cash bonus under the Short Term Incentive Compensation Plan shall be 100% of base salary.  Subsequent adjustment to target levels shall subject to review by the Compensation, Nominating and Corporate Governance Committee and approval by the independent members of the Board of Directors.  Any bonus earned and otherwise payable to the Executive shall be paid on or after January 1, but not later than March 15 of the fiscal year following the fiscal year for which the bonus is earned, in accordance with the Corporation’s Short Term Incentive Plan.

C.                                     Additional Compensation.  To the extent the Executive’s previous employer requires the Executive to repay an amount previously paid to him by such previous employer, in connection with such Executive’s termination of employment, the Corporation shall reimburse the Executive with a one-time payment for such amount; provided, however, that the Executive shall be required to repay to the Corporation one-half of the amount of the reimbursement if the Executive voluntarily resigns from employment with the Corporation or is terminated by the Corporation for Cause pursuant to this Agreement within the one (1) year period following the date of this Agreement.

D.                                    Relocation Expenses. The Executive shall receive USD$100,000 for expenses relating to the Executive’s relocation.

E.                                      Housing Allowance.  The Corporation shall provide for the lease of appropriate accommodation for the Executive.

F.                                      Corporate Vehicle.  During the Executive’s employment, the Corporation shall pay the Executive a monthly car allowance, in an amount sufficient to cover the lease and insurance costs of an automobile selected and leased by the Executive.

G.                                     Access to Corporate Jet and Travel Benefits.  The Executive shall have access to the Corporation’s jet as needed and the Executive’s spouse shall be permitted to accompany the Executive on trips as deemed appropriate, with the understanding that the foregoing may result in taxable income to the Executive.

H.      Tax Support. The Corporation shall reimburse the Executive for costs incurred by the Executive in connection with tax preparation furnished by such advisors as chosen by the Executive.

I.       Immigration Support. The Corporation shall reimburse the Executive for all legal expenses incurred by the Executive in connection with his immigration status and/or right to work in Barbados, to be furnished by such advisors as chosen by the Corporation.

J.       Security Personnel. The Corporation shall provide security personnel to the Executive on terms to be mutually agreed by the parties.

Expenses and Perquisites

3.02                 The Executive shall be reimbursed for reasonable out of pocket business expenses, including travel and entertainment expenses actually and properly incurred by the Executive in the course of performing his services hereunder, upon furnishing to the Corporation reasonable supporting statements and vouchers provided that where, in any financial year, the Corporation has provided to the Executive an approved budget, such expenses must not exceed the amount so budgeted without the prior written approval from the Corporation.

Vacation

3.03                 The Executive shall be entitled to six weeks paid vacation annually.  In addition, the Executive and his family shall be eligible for one home leave annually (with such home leave counting toward the Executive’s six (6) weeks of annual paid vacation).  In connection with such home leave, the Corporation shall reimburse the Executive in accordance with its expense reimbursement policies for actual and reasonable transportation costs for round-trip airfare for the Executive and his family to travel to and from Barbados by the most direct route.  The Executive shall be responsible for living expenses during home leave.

Group Life and Health Benefits

3.04                 Group Life and Health Benefits shall be provided to the Executive in accordance with the Corporation’s Group Life and Health Benefits Plan and policies, a copy of which has been provided to the Executive, as these apply to Senior Executives.  The Executive shall be eligible for Corporation-paid life insurance coverage equal to three times his base salary, as of January 1st of each year, rounded to the next $1,000, to a maximum of USD$1,000,000.  In addition, while traveling on business of the Corporation, the Executive shall have insurance coverage for accident or injury resulting in specified bodily harm or death.  Should the Executive’s death occur due to an accident while traveling on business of the Corporation, the Executive’s designated beneficiary shall receive a benefit in the amount of USD$1,000,000.

Equity Compensation

3.05                 The Executive shall be eligible to participate in the Corporation’s 2007 Equity Compensation Plan, as such plan may be amended or supplemented from time to time (the “Equity Compensation Plan”), in accordance with the terms of the Equity Compensation Plan, except as may be otherwise indicated in this Agreement.   Contemporaneously with the date of this Agreement, the Executive shall be granted a non-qualified stock option to purchase 150,000 shares of common stock of the Corporation, subject in all respects to the terms of the Equity Compensation Plan and the agreement evidencing the terms of the stock option grant.  The Executive’s annual target under the Equity Compensation Plan shall be 112,550 stock options and 9,375 RSUs, or a substantially equivalent award.  In addition the Executives’ eligibility for such annual awards, the Executive shall be entitled to additional equity compensation awards under the Equity Compensation Plan as follows: (i) in 2008, 125,000 Restricted Share Units (“RSUs “), (ii) in 2009, 62,500 RSUs, and (iii) 2010, 62,500 RSUs, in each case subject to the performance criteria and performance period approved by the Compensation, Nominating and Corporate Governance Committee or by the independent members of the Board of Directors, as applicable.

Retirement Benefits

3.06                 The Executive shall be eligible to participate in the Biovail Pharmaceuticals, Inc. 401(k) Plan pursuant to its terms and conditions.  Nothing in this Agreement shall preclude the Corporation from terminating or amending any employee benefit plan or program from time to time after the date of this Agreement.

ARTICLE FOUR – EXECUTIVE’S OBLIGATIONS

Confidentiality

4.01                 Contemporaneously with the execution of this Agreement, the Executive agrees to execute and be bound by the terms of the confidentiality agreement attached hereto as Schedule A and which is incorporated by reference into this Agreement (the “Confidentiality Agreement”), which Confidentiality Agreement has been read, understood and executed by the Executive.

Non-Competition

4.02                 The Executive acknowledges that the Corporation currently conducts Business activities in North America, Ireland, Barbados and Puerto Rico (the “Territory”).  The Executive further acknowledges that, in the future, the Business activities are expected to substantially expand territorially.  Accordingly, the Executive hereby agrees and covenants that he shall not during the term of this Agreement and for a period of one (1) year following the Executive’s termination from employment for any reason, directly or in any manner or in any capacity whatsoever, including without limitation, either individually, in partnership, jointly or in conjunction with any other individual, partnership, corporation, unincorporated organization, trust, joint venture, the Crown or any agency or instrumentality thereof of any juridical entity, in the Territory (excluding, as applicable, any portions of the Territory in which the Corporation is no longer carrying on business at the relevant time) or in any other regions or countries where the Corporation may be carrying on business at the relevant time:

(a)                                  carry on, be engaged in, take part in or be a party to any Competitive Activity, directly or indirectly; or

(b)                                 consult, advise, render services to, lend money, guarantee the debts or obligations of or permit the use of his name or any part thereof for any Competitive Activity.

For the purposes of this Section 4.02, a “Competitive Activity” shall be defined as any business: (i) that competes with or plans to actively compete with the Business activities of the Corporation through, but not limited to, the formulation, clinical testing, registration, manufacturing or marketing of specialty pharmaceuticals and/or drug delivery technologies in the therapeutic categories on which the Corporation is focused, which include central nervous system disorders, pain management, cardiovascular disease, type II diabetes, and any other category in which the Corporation is focused in the future and excludes areas in which the Corporation is not actively engaged at the relevant time, (ii) with which the Corporation has a product(s) licensing agreement, (iii) in which the Corporation has a minority equity interest, or (iv) with which the Corporation is at the time actively negotiating a commercial relationship.

During the continuance of his employment, the Executive shall not (other than solely as a holder of not more than three per cent (3%) of the issued and outstanding voting shares of any public corporation or as a shareholder of the Corporation, without the written approval of the board of directors of the Corporation, directly or indirectly, either individually or in partnership or in conjunction with any Person or Persons, firm, association, syndicate, company or corporation as principal, agent, director, manager, servant, shareholder or in any other manner whatsoever) carry on or be engaged in or be concerned with or interested in any business or vocation whatsoever which would be reasonably judged to be a Competitive Activity or would impede the Executive in performing his duties as outlined herein.

The Executive may at any time, or from time to time, request the Corporation to advise the Executive in writing whether or not the Corporation considers a specified business to be a Competitive Activity.  Any such request shall be made by written notice to the Corporation that includes:  (i) the name of the specific business unit for which the

Executive proposes to provide services; (ii) the name or names of any parent companies of such business unit; (iii) a description of the specific services which the Executive proposes to perform for such business unit; (iv) a statement as to why the Executive believes that the performance of such services shall not adversely affect the Corporation’s legitimate interests.

Non-Solicitation and Hiring

4.03                 The Executive hereby covenants and agrees that he shall not during the term of this Agreement and for a period of one (1) year thereafter, either directly or indirectly, solicit or endeavour to solicit from the Corporation’s employees, customers or suppliers for the pharmaceutical compounds used by Biovail, and shall not for a period of one (1) year from the end of the term of this Agreement hire any of the foregoing on his own behalf or on behalf of any other entity.

Role of CEO

4.04                 The Executive acknowledges that he shall fully abide by the provisions of this Article 4.

Injunctive Relief

4.05                 The Executive acknowledges and agrees that the agreements and covenants in this Article Four are essential to protect the business and goodwill of the Corporation and that a breach by the Executive of the covenants in Sections 4.01, 4.02 and 4.03 hereof could result in irreparable harm to the Corporation for which the Corporation could not be adequately compensated in damages and that, accordingly, the Corporation may have no adequate remedy at law if the Executive breaches such provisions.  Consequently, if the Executive breaches any of such provisions, the Corporation shall have, in addition to and not in lieu of, any other rights and remedies available to it under any law or in equity, the right to obtain injunctive relief to restrain any breach or threatened breach thereof and to have such provisions specifically enforced by any court of competent jurisdiction.

Severability of Covenants in Full or in Part

4.06                 The parties acknowledge that the provisions of Article Four hereof (the “Restrictive Covenants”) are reasonable and valid in geographic and temporal scope and in all other respects.  If any court of competent jurisdiction determines that any of the Restrictive Covenants or any part thereof, is or are invalid or unenforceable, the Executive and the Corporation agree that the remainder of the Restrictive Covenants shall not be affected by the deemed invalid portions. If any court of competent jurisdiction determines that any of the Restrictive Covenants or any part thereof is unenforceable because of the duration or geographical scope of such provision, the parties hereto agree that such court shall have the power to reduce the duration or scope of such provision, as the case may be, and in its reduced form such provision shall then be enforceable.

Assignment of IP

4.07                 The Executive shall disclose to the Corporation any and all Intellectual Property (as described in the Confidentiality Agreement) which he may make solely, jointly, or in common with other employees during the term of his employment within the Corporation and which relates to the Business.  Any Intellectual Property coming within the scope of the Business made and/or developed by the Executive while in the employ of the Corporation, whether or not conceived or made during regular working hours, and whether or not the Executive is specifically instructed to make or develop same, shall be for the benefit of the Corporation and shall be regarded as work made in the course of employment for the purposes of the Copyright Act (Canada) and the equivalent regulations in the United States and/or the State of New Jersey. The Executive shall assign, set over and transfer to the Corporation his entire right, title and interest in and to any and all of the Intellectual Property and to all letters patent and applications for letters patent which may be, or may have been filed and/or issued by or to him or on his behalf and the Executive agrees to execute and deliver to the Corporation any and all instruments necessary or desirable to accomplish the foregoing and, in addition, to do all lawful acts which may be necessary or desirable to assist the Corporation to obtain and enforce protection of the Intellectual Property.  To the extent of any rights Executive may have with respect to the Intellectual Property which are not assignable, including but not limited to moral rights, the Executive hereby waives same.  The Executive shall execute and deliver to the Corporation or its successors and assigns, such other and further assignments, instruments and documents as the Corporation from time to time reasonably may request for the purpose of establishing, evidencing, and enforcing or defending its complete, exclusive, perpetual, and world-wide ownership of all rights, titles, and copyrights, in and to the Intellectual Property, and

Executive constitutes and appoints the Corporation as agent and attorney-in-fact, with full power of substitution, to execute and deliver such assignments, instruments, documents as Executive may fail to refuse to execute and deliver, this power and agency being coupled with an interest and being irrevocable.

Standards of Business Conduct

4.08                 The Executive acknowledges and agrees that he has read and understood and agrees to be bound by the Corporation’s Standards of Business Conduct, which is attached hereto as Schedule B.

Human Resources Management

4.09                                                  The Executive acknowledges receipt of the Human Resources Management System and agrees to be bound by all of the terms, policies and procedures contained therein.

No Conflicting Obligations

4.10                                                 The Executive warrants to the Corporation that:

(a)                                  the performance of the Executive’s duties as an employee of the Corporation shall not breach any agreement or other obligation to keep confidential the Confidential Information of any third party; and

(b)                                 the Executive is not bound by any agreement with or obligation to any third party that conflicts with the Executive’s obligations as an employee of the Corporation.

ARTICLE FIVE - INTERPRETATION AND ENFORCEMENT

Section 409A

5.01                 This Agreement shall be interpreted to avoid any penalty sanctions under section 409A of the Code.   If any payment or benefit cannot be provided or made at the time specified herein without incurring sanctions under section 409A of the Code, then such benefit or payment shall be provided in full (to extent not paid in part at earlier date) at the earliest time thereafter when such sanctions shall not be imposed.  For purposes of section 409A of the Code, all payments to be made upon a termination of employment under this Agreement may only be made upon the Executive’s “separation from service” (within the meaning of such term under section 409A of the Code), each payment made under this Agreement shall be treated as a separate payment, and the right to a series of installment payments under this Agreement shall be treated as a right to a series of separate payments.  In no event shall the Executive, directly or indirectly, designate the calendar year of payment, except as permitted under section 409A of the Code.

Notwithstanding anything herein to the contrary, if, at the time of the Executive’s termination of employment with the Corporation, the Corporation has securities which are publicly traded on an established securities market and the Executive is a “specified employee” (as such term is defined in section 409A of the Code) and it is necessary to postpone the commencement of any payments or benefits otherwise payable under this Agreement as a result of such termination of employment to prevent any accelerated or additional tax under section 409A of the Code, then the Corporation shall postpone the commencement of the payment of any such payments or benefits hereunder (without any reduction in such payments or benefits ultimately paid or provided to the Executive) that are not otherwise paid within the ‘short-term deferral exception’ under Treas. Reg. section 1.409A-1(b)(4) and/or the ‘separation pay exception’ under Treas. Reg. section 1.409A-1(b)(9)(iii), until the first payroll date that occurs after the date that is six months following the Executive’s “separation of service” with the Corporation.  If any payments are postponed due to such requirements, such postponed amounts shall be paid in a lump sum to the Executive on the first payroll date that occurs after the date that is six months following Executive’s “separation of service” with the Corporation.  If the Executive dies during the postponement period prior to the payment of postponed amount, the amounts withheld on account of section 409A of the Code shall be paid to the personal representative of the Executive’ s estate within 60 days after the date of the Executive’s death.

All reimbursements and in-kind benefits provided under this Agreement shall be made or provided in accordance with the requirements of section 409A of the Code, including, where applicable, the requirement that (1) any reimbursement shall be for expenses incurred during the Executive’s lifetime (or during a shorter period of time specified in this Agreement), (2) the amount of expenses eligible for reimbursement, or in kind benefits provided, during a calendar year may not affect the expenses eligible for reimbursement, or in kind benefits to be provided, in any other calendar year, (3) the reimbursement of an eligible expense shall be made on or before the last day of the calendar year following the year in which the expense is incurred and (4) the right to reimbursement or in kind benefits is not subject to liquidation or exchange for another benefit.

Independent Legal Advice

5.02                 The Executive agrees to the terms and conditions of this Agreement having had the opportunity to receive independent legal advice.

Severability

5.03                 The parties further acknowledge that if any provision contained in this Agreement is determined to be invalid or unenforceable in whole or in part, such invalidity or unenforceability shall attach only to such provision or part thereof and the remaining part of such provision and all other provisions hereof shall continue in full force and effect.

Sections and Headings

5.04                 The parties further acknowledge that if any provision contained in this Agreement is determined to be invalid or unenforceable in whole or in part, such invalidity or unenforceability shall attach only to such provision or part thereof and the remaining part of such provision and all other provisions hereof shall continue in full force and effect.

5.05                 The division of this Agreement into Articles and Sections and the insertion of headings are for the convenience of reference only and shall not affect the construction or interpretation of this Agreement.

Number

5.06                 In this Agreement words importing the singular number only shall include the plural and vice versa and words importing the masculine gender shall include the feminine and neuter genders and vice versa.

Entire Agreement

5.07                 This Agreement and all the Schedules hereto constitute the entire Agreement between the parties with respect to the subject matter hereof and cancels and supersedes any prior understandings and agreements between the parties with respect thereto.  There are no representations, warranties, forms, conditions, undertakings or collateral Agreements, express, implied or statutory between the parties other than as expressly set forth in this Agreement.

Amendments and Waivers

5.08                 No amendment to this Agreement shall be valid or binding unless set forth in writing and duly executed by both parties.  No waiver of any breach of any term or provision of this Agreement shall be effective or binding unless made in writing and signed by the party purporting to give the same and, unless otherwise provided in written waiver, shall be limited to the specific breach waived.

Governing Law

5.09                 This Agreement shall be deemed to have been made in and shall be construed in accordance with the laws of the State of New Jersey and all legal proceedings contemplated in this Agreement shall be brought in, and be governed by, the laws of the State of New Jersey, without regard to principles of conflicts of law.

Notices

5.10                 Any demand, notice or other communication (hereinafter in this section 5.10 referred to as a “Communication”) to be made or given in connection with this Agreement shall be made or given in writing and may be made or given by personal delivery or by registered mail addressed respectively to the recipients:

To the Executive:	William M. Wells
1 Tower Hill Road
Briarcliff Manor, New York 10510
U.S.A.

To the Corporation:	7150 Mississauga Road
Mississauga, Ontario
L5N 8M5

Attn: General Counsel

or such other address or individual as may be designed by notice by either party to the other.  Any communication made or given by personal delivery shall be conclusively deemed to have been given on the day of the actual delivery thereof and, if made or given by registered mail, on the third business day following the deposit thereof in the mail.  If the party giving any Communication knows or ought reasonably to know of any difficulties with the postal system which might affect the delivery of the mail, any such Communication shall not be mailed but shall be made or given by personal delivery.

Benefit of Agreement

5.11                 This Agreement shall inure to the benefit of and be binding upon the parties hereto and their respective heirs, executors, legal personal representatives, successors and assigns.

Assignment

5.12                 The Executive may not assign his or its rights or obligations under this Agreement without the prior written consent of the Corporation which consent may be unreasonably withheld.  The Corporation may unilaterally assign this agreement to an affiliate without consent but on notice to the Executive.

Execution of Agreement

5.13                 The Executive acknowledges that he has executed this Agreement freely; that he has reviewed his Agreement thoroughly; that he agrees with its contents; that he has been given the opportunity to obtain the benefit of independent legal advice; and that the terms herein are reasonable for the fair protection of both the Executive and the Corporation.

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF the Corporation has executed this amended and restated Agreement on the 21st day of April, 2008 at the City of Mississauga, Ontario.

BIOVAIL CORPORATION

Per:	/s/ Wendy Kelley
Name: Wendy Kelley
	Title:	Senior Vice-President, General
Counsel and Corporate Secretary

IN WITNESS WHEREOF the Executive has executed this Agreement on the 21st day of April, 2008 at the City of Mississauga, Ontario.

SIGNED, SEALED AND DELIVERED
in the presence of:

/s/ William M. Wells	/s/ Michelle Garraway
William M. Wells	Witness

“SCHEDULE A”

CONFIDENTIALITY AGREEMENT

BIOVAIL CORPORATION

(and its Subsidiaries, Divisions, and Affiliates)

CONFIDENTIALITY AGREEMENT

As an employee of Biovail Corporation (the “Corporation”), I acknowledge that I may acquire or have disclosed to me by the Corporation or by any affiliate, associate, or technology partner of the Corporation, either directly or indirectly, in writing, conversation, or through observation, various information about the business of the Corporation which is not in the public domain and which the Corporation does not wish to be divulged to other persons, companies, or third parties.  I further understand that the Corporation’s Confidential Information (as defined below) is essential to its competitive advantage and to its ability to be financially viable.  I further understand that the unauthorized disclosure of such Confidential Information may cause the Corporation irreparable injury that may not be rectified in the future.

Therefore, as a condition and in consideration of my employment with the Corporation, I understand and agree that while employed with the Corporation and for a period of time thereafter (as more particularly described below), I am required to hold confidential and not to disclose to anyone without the written authority from the Corporation any knowledge, information, or facts concerning the Corporation’s:

•                  research and development activities

•                  technological plans, advances, applications and inventions

•                  technical specifications, designs and plans

•                  materials and sources of supply

•                  discoveries, inventions, trade secrets, patents

•                  financial affairs, contracts, licensing agreements, customer lists, pricing practices, marketing strategies

•                  any other information regarding the Corporation, its products and their development which is not in the public domain

All of the foregoing shall hereinafter collectively be referred to as the “Confidential Information”.

For a period commencing on the date I commenced my employment with the Corporation and ending ten (10) years from the date of the termination of my employment with the Corporation, I shall keep confidential any and all Confidential Information which has been disclosed to me in writing or through oral communications and shall not divulge in any manner whatsoever any such information to any person, firm, corporation, partnership or similar entities without the Corporation’s written authority.

Should I breach or threaten to breach this Agreement, I shall be liable to the Corporation in equity and/or in law for damages that may be suffered by the Corporation as a result of the breach or threatened breach.  I understand that a breach of this Agreement may result in irreparable harm to the Corporation such as to warrant the entitlement by the Corporation to an interlocutory and/or permanent injunction or other equitable relief against me, and an award of damages including punitive, exemplary and aggravated damages, together with legal costs and expense and I specifically agree that I will not argue the adequacy of damages or the Corporation’s ability to seek equitable relief in any such proceeding.

All Confidential Information supplied by the Corporation to me during the course of my employment and any rights related thereto, including but not limited to rights of know how, patent, trademark and copyright, with respect to existing products or those that are developed during or after my employment, are and remain the exclusive and absolute property of the Corporation.

I shall not, except as and to the extent required to enable me to carry out my duties with the Corporation, make any copies or reproduce the Confidential Information nor shall I remove or cause to have removed from the premises of the Corporation during my employment any Confidential Information unless required to do so in order to fulfill my duties with the Corporation.  Such copies or reproductions shall be strictly subject to the terms and conditions of this Agreement.  I shall take such steps as are necessary to restrict access to and protect the confidentiality of such copies or reproductions of the Confidential Information. Any such copies or reproductions made shall become the exclusive and absolute property of the Corporation.

Upon request of the Corporation, I agree to immediately surrender to the Corporation all documentation and information - notes, drawings, recordings, manuals, letters, correspondence, computer data and programs, records, books or any other materials relating to the Confidential Information which is in my possession without my retaining any copies or duplicates thereof.

I agree that this Agreement shall be construed in accordance with the laws of the Province of Ontario and I agree that the applicable courts of the Province of Ontario shall have exclusive jurisdiction with respect to any dispute or breach herein and I hereby attorn to the exclusive jurisdiction of the courts of the Province of Ontario.

This Agreement shall enure to the benefit of and shall be binding upon my successors, heirs and attorneys.

The disclosure or divulging of any Confidential Information contrary to this Agreement, or the violation of this Agreement in any way shall result in my immediate termination of employment, in addition to which I may be subject to criminal prosecution and civil liability.

I acknowledge and agree that I have executed this Agreement freely and with the benefit of independent legal advice and the terms herein are fair and reasonable.

I acknowledge and agree to the foregoing.

Employee Signature:	/s/ William M. Wells	Date:	April 21, 2008

Witness Signature:	/s/ Michelle Garraway	Date:	April 21, 2008

“SCHEDULE B”

STANDARDS OF BUSINESS CONDUCT

BIOVAIL CORPORATION

(and its Subsidiaries, Divisions, and Affiliates)

STANDARDS OF BUSINESS CONDUCT

Biovail Corporation (“Biovail”), together with its subsidiaries, divisions and affiliates, places great importance on conducting its business activities in an ethical and appropriate manner.  Each employee, officer and director is a reflection of Biovail, and as such, the activities and actions of every individual within Biovail must be undertaken in accordance with a high standard of ethics and integrity.  As such, Biovail expects each employee, officer and director to comply with, and adhere to, these Standards of Business Conduct (the “Standards”).

CONFLICTS OF INTEREST

Employees, officers and directors of Biovail must avoid situations where their private interests could conflict with, or even appear to conflict with, the interests of Biovail and its stockholders.

Conflicts of interest arise when an individual’s position or responsibilities with Biovail present an opportunity for personal gain apart from the normal rewards of employment.  They also arise when the private interests of an employee, officer or director are inconsistent with those of Biovail or create conflicting loyalties.  Such conflicting loyalties can cause an employee, officer or director to give preference to private interests in situations where corporate responsibilities should come first.  Employees, officers and directors must perform the responsibilities of their positions on the basis of what is in the best interests of Biovail and free from the influence of personal considerations and relationships.

In the event that any potential conflict of interest arises, the individual involved must immediately notify his or her immediate supervisor.    If such individual is an officer or director of Biovail, the Executive Chairman (“Chairman”), Chief Executive Officer (“CEO”) and the General Counsel, or in the absence of a General Counsel the Vice President, Associate General Counsel (“SLO”) of Biovail must also be immediately notified and no further action may be taken unless authorized in writing by the Chairman and/or the CEO.

While it is not possible to detail every situation where conflicts of interest may arise, the following policies cover the areas that have the greatest potential for conflict:

A.                                    Trading in Biovail Securities and Use of Inside Information

There are numerous laws in Canada and the United States (federal, provincial and state laws), to regulate transactions in corporate securities (stocks and bonds) and the securities industry.  Violation of these laws may lead to civil and criminal actions against the individual and Biovail.

i.                             Any employee, officer, director or other insider or anyone (family member, etc.) who knows of any material information (as defined below) about Biovail that has not been disclosed to the public (commonly known as “insider information”) may not engage in any transaction in Biovail’s securities until such information is disclosed to the public (whether or not there is a formal trading “black out” in place).  This rule applies equally to transactions in securities of other companies.  In addition, employees, officers and directors must not provide insider information to others (“tippees”) who may trade in either the securities of Biovail or the securities of other companies.

“Material information” is any information relating to the business and affairs of Biovail that would reasonably be expected to result in a change in the market price or value of Biovail’s securities.  Generally speaking, material information is a matter to which an average prudent investor should be reasonably informed before a decision is made to buy or sell the security involved.  Examples of such information would include annual or quarterly financial results; significant changes in management; significant shifts in operating or financial circumstances, such as major write-offs and changes in earnings projections; borrowing of a significant amount of funds; acquisitions of, or mergers with, other companies; significant new contracts or loss of business; and major new products, services or patents.  This list provides examples only; many other matters may be considered material information.

Employees, officers, directors and other insiders who have questions that relate to the sale or purchase of a security under circumstances where these laws and regulations might apply should consult with the SLO, who may refer them to outside legal counsel.

ii.                          In addition to the prohibition against the use of “insider” information which applies to all employees, officers and directors, the various securities laws that apply in the jurisdiction and countries in which Biovail does business place definite restrictions on the manners in which employees, officers and directors of Biovail, and their family members, their associates, etc., may engage in transactions involving the securities of Biovail. Employees, officers and directors shall comply with all laws, rules and regulations that prohibit or restrict insider trading.

Whenever there is any doubt as to whether any transactions involving Biovail’s securities would violate securities laws, employees, officers and directors should consult the SLO of Biovail.  Within the framework of the foregoing policies and laws, the final decision of each employee, officer or director, with respect to securities transactions, must be his or her own.

iii.                       Employees, officers, directors and other insiders shall maintain the confidentiality of information entrusted to them by Biovail or its customers (except where disclosure is authorized or legally mandated) and shall not, without proper authority, give or release to anyone not employed by Biovail, data or information of a confidential nature concerning Biovail.  Disclosure of confidential information can be harmful to Biovail and could be the basis for legal action against Biovail and the individual disclosing the information.  Confidential information includes all non-public information that might be of use to competitors, or harmful to Biovail or its customers, if disclosed.

iv.                      Employees, officers, directors and other insiders shall not acquire any property, security or any business interest that they know Biovail has an interest in acquiring.  Moreover, based on such advance information, employees, officers and directors shall not acquire any property, security or business interest for speculation or investment.

v.                         Employees, officers, directors and other insiders must follow Biovail policies regarding “Blackout Periods” when Biovail’s stock may not be traded.  Such policies will be communicated by the SLO from time to time and must be adhered to by all employees, officers and directors.

B.                                    Personal Financial Interest

Employees, officers and directors should avoid any outside financial interests that might influence decisions or actions they have been empowered to make on behalf of Biovail.  An employee, officer or director performing duties in conformity with this policy shall not have a financial interest in, indebtedness to, or a personal contract or understanding with any concern with which he or she does business on behalf of Biovail.

i.                             Employees, officers or directors whose corporate duties bring them into business dealings with an organization in which they, or a member of their family, have a financial interest or to which they, or a member of their family, have any indebtedness, or a business employing a relative or close friend, must immediately notify their immediate supervisor. The employee, officer or director, in turn, cannot complete a transaction on behalf of Biovail with this organization unless properly authorized in writing from their supervisor after full disclosure of the relationship.

ii.                          An employee, officer or director may not perform work or services, outside the course of their normal employment by Biovail, for an organization doing or seeking to do business with Biovail without appropriate prior written approval of their supervisor or the Board of Directors.  An employee, officer or director may not be a director, officer, partner or consultant of an organization doing or seeking to do business with Biovail, nor may any of them permit their names to be used in any way indicating a business connection with such an organization, without appropriate prior written approval of their supervisor or the Board.

iii.                       An employee, officer or director shall not accept for himself or herself, or for the benefit of any relative or friend, any payments, loans, services, favors involving more than ordinary social amenity, or gifts of more than nominal value from any organization doing or seeking to do business with Biovail.

iv.                      The requirement of freedom from conflict of interest applies with equal force to the spouse, children and other close relatives of each employee, officer and director.  This policy applies to all employees, officers and directors of Biovail with respect to all of the affairs of Biovail.

v.                         Employees, officers and directors shall not (a) take for themselves personally opportunities that are discovered through the use of corporate property, information or position; (b) use corporate property, information, or position for personal gain; (c) compete with Biovail. Employees, officers and directors owe a duty to Biovail to advance its legitimate interests when the opportunity to do so arises.

vi.                      Biovail may not make loans to any employee, officer or director.

C.                                    Outside Activities

Employees, officers and directors should avoid outside employment or activities which would impair the effective performances of their responsibilities to Biovail, either because of excessive demands on their time, or because the outside commitments can be contrary to their obligations to Biovail

D.                                    Protection and Proper Use of Biovail’s Assets

All employees, officers and directors should protect Biovail’s assets and ensure their efficient use.  Theft, carelessness and waste have a direct impact on Biovail’s profitability.  All of Biovail’s assets should be used only for legitimate business purposes.

E.                                      Fair Dealing

Each employee, officer and director shall endeavor to deal fairly with Biovail’s customers, suppliers, competitors and employees. None should take unfair advantage of anyone through manipulation, concealment, abuse of privileged information, misrepresentation of material facts, or any other unfair-dealing practice.

2.              COMPETITIVE PRACTICES

The management of Biovail firmly believes that fair competition is fundamental to continuation of the free-enterprise system.  Biovail complies with, and supports, laws of all countries that prohibit restraints of trade, unfair practices, or abuse of economic power.

Biovail will not enter into arrangements that unlawfully restrict its ability to compete with other businesses, or the ability of any other business organization to compete freely with Biovail.  Biovail policy also prohibits employees, officers and directors from entering into, or even discussing, any unlawful arrangement or understanding which may affect its pricing policies, terms upon which its products and services are sold, or which might be construed as dividing customers or sales territories with a competitor.

These principles of fair competition are basic to all Biovail operations.  They are integral parts of the following sections that cover Biovail’s dealings with suppliers, customers and public officials.

3.              DEALING WITH SUPPLIERS

Biovail is a valuable customer for many suppliers of goods, services and facilities.  People who want to do business, or to continue to do business, with Biovail must understand that all purchases by Biovail will be made in accordance with its purchasing policy and exclusively on the basis of price, quality, service and suitability to Biovail’s needs.

A.                                    Reciprocity

Biovail considers reciprocity a harmful practice and a hindrance to assuring purchase of the best available materials or services at the lowest possible prices.  It will not be practiced or allowed.

Suppliers of goods and services to Biovail will not be asked to buy goods and services from Biovail in order to become or continue as a supplier.

Biovail will not attempt to influence its suppliers to purchase from customers of Biovail.  When Biovail makes purchases it will not favor firms who are customers of Biovail or any of its affiliates.

B.                                    “Kickbacks” and Rebates

Purchases or sales of goods and services by Biovail must not lead to employees, officers or directors, or their families, receiving any type of personal kickbacks or rebates.  Employees, officers, directors, and their families, must not accept any form of “under-the-table” payment.

C.                                    Receipt of Gifts and Entertainment

Even when gifts and entertainment are exchanged out of the purest motives of personal friendship, they can be misunderstood.  They can appear to be attempts to bribe Biovail’s employees, officers or directors into directing business of Biovail to a particular supplier.  To avoid both the reality and the appearance of improper relations with suppliers or potential suppliers, the following standards will apply to the receipt of gifts and entertainment by employees, officers and directors of Biovail:

Gifts

i)                Employees, officers and directors are prohibited from soliciting gifts, gratuities, or any other personal benefit or favor of any kind from suppliers or potential suppliers.  Gifts include not only merchandise and products but also personal services, and tickets to theatrical and sports events.  Employees, officers and directors should exercise good judgment when accepting unsolicited gifts.  Employees, officers and directors are prohibited from accepting gifts of money.

ii)             Employees, officers and directors may accept unsolicited non-money gifts provided:

(1)         They are items of nominal intrinsic value; or

(2)         They are advertising and promotional materials, clearly marked with Biovail or brand names of the giver.

iii)          Any gift of more than nominal intrinsic value must be reported to the SLO to determine whether it can be accepted.  Some gifts may be perishable so as to make their return impractical.  Supervisors can permit acceptance of such gifts, but should require employees, officers and directors to tactfully inform givers that such gifts are discouraged.

iv)         In the transaction of some international business, it is lawful and customary for business leaders in some countries to give unsolicited gifts to employees, officers or directors of Biovail.  These gifts can be of more than nominal value.  Moreover, under the circumstances, returning the gifts or payment for them may constitute an affront to the giver.  In such cases, the gift must be reported to the SLO who may permit the retaining of the gifts.

v)            In all other instances where gifts cannot be returned or may adversely affect Biovail’s continuing business relationships, the SLO must be notified.  They can require employees, officers and directors to transfer ownership of such gifts to Biovail.

Entertainment

i)                Employees, officers and directors shall not encourage or solicit entertainment from any individual or company with whom Biovail does business.  Entertainment includes, but is not limited to, activities such as dinner parties, theater parties, and sporting events.

ii)             From time to time employees, officers and directors may accept unsolicited entertainment, but only under the following conditions:

(1)         The entertainment occurs infrequently;

(2)         It arises out of the ordinary course of business;

(3)         It involves reasonable, not lavish expenditures (the amounts involved should be ones employees, officers and directors are accustomed to normally spending for their own business or personal entertainment); and

(4)         The entertainment takes place in settings that also are reasonable, appropriate, and fitting to employees, officers and directors, their hosts, and their business at hand.

4.              DEALINGS WITH CUSTOMERS AND POTENTIAL CUSTOMERS

Employees, officers and directors must keep all dealings with customers and potential customers fair and above board.  Biovail gets business and keeps it because of the quality of its goods and services.  Biovail does not give unethical or illegal rebates, kickbacks, under-the-table payments, or other similar improper favors to customers or their representatives.

The boundary line between ethical and unethical competition, or legal and illegal conduct, is not always well defined, particularly in international activities where differing local laws, customs, and practices come into play. Therefore, the following standards will serve as guides:

a)             All employees, officers and directors should make themselves aware of and fully comply with all laws, rules and regulations, whether federal, state, local or foreign, including laws governing relations with customers as well as competitors.

b)            All employees, officers and directors engaged in negotiations and contracts with foreign governments, the United States or any political subdivision thereof must also know and abide by the specific rules and regulations covering relations with such governments and their agencies.

c)             Employees, officers and directors may not give gifts to customers except items of nominal value, which fit the legal, normal, and customary pattern of Biovail’s sales efforts for a particular market.  Exceptions to this policy can occur in international trades where it can be legal, customary, and appropriate business practice to exchange gifts with customers.  Only the CEO can authorize the giving, receiving, or exchanging of such gifts.  Any gifts received by employees, officers or directors in such an exchange must be reported to the CEO for determination as to the disposition of the gifts.

d)            Entertainment for any customer must fit regular business practices.  The place and type of entertainment and the money spent must be reasonable and appropriate.

5.              DEALING WITH PUBLIC OFFICIALS

Domestic and foreign laws and regulations require Biovail to be in contact with public officials on a wide variety of matters.  Employees, officers and directors who regularly make these contacts have special responsibilities for upholding Biovail’s good name.  The following standards relate to these special responsibilities:

a)             All employees, officers and directors who contact public officials must be familiar with lobbying laws and public disclosure requirements, particularly those that apply to registrations and filings.

b)            No employee shall make any form of payment, direct or indirect, to any public official as an inducement to procuring or keeping business or having a law or regulation enacted, defeated, or violated.  This is bribery, pure and simple.  It will not be tolerated.

It should be acknowledged that inherent in the current health-care regulatory environment, the definition of “form of payment” may include seemingly trivial gifts and/or favors (e.g. buying lunches, coffee, etc.).

c)             When not prohibited by law, employees, officers and directors are allowed to give to public officials gifts where the presentation and acceptance of gifts is an established custom and a normal business practice.  All such gifts shall be of reasonable value and the presentation approved in advance by the CEO.  Moreover, such gifts must be presented in a manner that clearly identifies Biovail and the occasion that warrants the presentation.

d)            Employees, officers and directors are also allowed to give public officials gifts in the form of product models and pictures provided the models and pictures are part of Biovail’s general marketing and public relations programs (except as noted in clause (b) above).

e)             On special ceremonial occasions, officers of Biovail may publicly give gifts of more than nominal value to public institutions and public bodies.  Such gifts can commemorate special events or milestones in Biovail’s history.

These may be transmitted through public officials but the gifts are given to the public institutions and public groups they represent, not to the officials personally.

f)               From time to time employees, officers and directors may entertain public officials, but only under the following conditions:

i.                                         It is legal and permitted by the entity represented by the official;

ii.                                      The entertainment is not solicited by the public official;

iii.                                   The entertainment occurs infrequently;

iv.                                  It arises out of the ordinary course of business;

v.                                     It does not involve lavish expenditures, considering the circumstances;

vi.                                  The settings and types of entertainment are reasonable, appropriate and fitting to our employees, officers or directors, their guests, and the business at hand.

6.              POLITICAL ACTIVITIES AND CONTRIBUTIONS

A.                                    Canada and the United States

Employees, officers and directors who participate in partisan political activities must make every effort to ensure that they do not leave the impression that they speak or act for Biovail.

Biovail encourages its employees, officers and directors to participate in political activities in their own time and at their sole expense.  No corporate action, direct or indirect, will be allowed that infringes on the right of any employee individually to decide whether, to whom, and in what amount, they will make personal political contributions.  The same is true of volunteer political donations of personal service time, so long as it does not interfere with the working status of employees, officers or directors.

B.                                    Outside Canada and the United States

No employees, officers and directors are permitted to use Biovail’s funds, facilities, or other assets, to support either directly or indirectly any political candidates or political parties, without advance authorization in writing from their immediate supervisor and the General Counsel.  The policy of Biovail is that employees, officers and directors and employees should not participate in political activities in countries of which they are not nationals.  However, such persons, of course, are free to participate in political activities in countries of which they are nationals in their own time and at their own expense.

7.              DISCLOSURE

Biovail has formed a Disclosure Committee to promote consistent practices aimed at informative, timely and broadly disseminated disclosure of Material Information to the market, external stakeholder groups and employees in accordance with all applicable legal, regulatory and stock-exchange requirements.

It is essential that the Disclosure Committee be fully apprised of all material corporate developments to be able to determine whether there is information that should be publicly disclosed, and what the appropriate timing is for release of that information.  In some cases, the Disclosure Committee may determine that the information should remain confidential. If that is the case, the Disclosure Committee will determine how that information will be controlled so that it is not inadvertently released.  Therefore any employee who becomes aware of information that he/she believes might be material to Biovail and/or any of its affiliates and subsidiaries he/she should advise their manager or supervisor or a member of the Disclosure Committee.  Current membership of the Disclosure Committee is posted on the Biovail.com website.

This applies throughout the year, but is particularly critical when annual or quarterly financial statements and Management Discussion and Analysis (MD&A) or regulatory filings are being prepared (e.g. regulatory filings, such as the U.S. Securities and Exchange Commission, Form 20-F).

8.              PUBLIC COMMUNICATIONS

Given the importance placed on confidentiality and the appropriate disclosures of information regarding Biovail, it is important for employees, officers and directors to ensure that care be taken with any communication regarding Biovail or its activities outside of Biovail.

A.                                    Designated Spokespersons

Biovail has designated official spokespersons who are authorized to speak on behalf of Biovail, and answer questions from the news media and the investment community, about Biovail and its activities. Employees, officers and directors who have not been designated as spokespersons for Biovail are not permitted to speak on behalf of the Company to the news media or to the investment community.

B.                                    Media or Analyst Inquiries

Any employee who is approached by any person asking for comment on the activities of Biovail must direct any and all such inquiries to a member of the Disclosure Committee or to a member of the Company’s Stakeholder Relations team (Corporate Communications, Investor Relations) so that an appropriate spokesperson can respond to the inquiry on behalf of Biovail.

C.            Conferences

The Disclosure Committee should be advised of any request to present at any conference or public meeting. Certain materials prepared for any such presentation may be required to be reviewed by the Company’s Stakeholder Relations group.

D.                                    Electronic Communications

Care must be taken in all instances in the use of e-mail, and other devices (e.g., Blackberrys) in communications relating to Biovail’s business.  While users tend to resort to shorthand communication using these kinds of tools, those communications do form a record of those communications that may be subject to later review and disclosure.  A more fulsome policy regarding electronic communications is in place (found in the Human Resources Management System Policy Binder) and should be adhered to by all employees, officers and directors.

E.                                      The Internet

Biovail has instituted policies regarding the use of, and access to the Internet by employees, officers and directors.  These policies include a prohibition against anyone participating in any chat rooms dedicated to Biovail or its operations or the industry at large.  If any employee, officer or director becomes aware that any such chat room exists, they are asked to report the address of such site to the SLO so that it may be monitored and appropriate action may be taken.

9.              EQUAL OPPORTUNITY

Biovail supports the principle that every individual must be accorded an equal opportunity to participate in the free-enterprise system and to develop their ability to achieve their full potential within that system.

There shall be no discrimination against any employee or applicant because of race, religion, color, sex, age, sexual orientation, national or ethnic origin, or disability (as required by law) or any other consideration prohibited by local law.  All employees, officers and directors will be treated with equality during their employment without regard to their race, religion, color, sex, age, national or ethnic origin, or physical handicap, in all matters, including employment, upgrading, promotion, transfer, layoff, termination, rates of pay, selection for training and recruitment.  Biovail will maintain a work environment free of discriminatory practice of any kind.

No employee shall have any authority to engage in any action or course of conduct or to condone any action or course of conduct by any other person which shall in any manner, directly or indirectly, discriminate or result in discrimination in the course of one’s employment, termination of employment, or any related matter where such discrimination is, directly or indirectly, based upon race, religion, color, sex, age, sexual orientation, national or ethnic origin, disability, or any other consideration prohibited by law.

10.                               HEALTH, SAFETY, AND ENVIRONMENTAL PROTECTION

It is Biovail’s policy to pay due regard to the health and safety of its employees, officers, directors and others, and to the state of the environment.  There are federal, provincial, state and local workplace safety and environmental laws which through various governmental agencies regulate both physical safety of employees, officers and directors and their exposure to conditions in the workplace.  Should you be faced with an environmental health issue or have a concern about workplace safety, you should contact your Health and Safety Committee representative or notify Biovail management immediately.

Many countries and their regional and local governments now have complex legislation to protect the health and safety of employees, or the general public, and to prevent pollution and protect the environment.  In case of violation, these laws often provide penalties for both the company involved and its executive personnel.  Biovail’s SLO should always be consulted when necessary to understand or comply with such laws.

11.                               WORK ENVIRONMENT

Employees, officers and directors must treat each other with professional courtesy and respect at all times. Employees, officers and directors shall not subject any other employee to unwelcome sexual advances, requests for sexual favors or other verbal or physical conduct which might be construed as sexual in nature, or harass others on the basis of race, disability, gender, sexual orientation or any other consideration prohibited by law.  Such conduct may constitute sexual harassment or harassment under federal, provincial and state law and may be the basis for legal action against the offending employee and/or Biovail.

Employees are encouraged to report all conduct that they believe in good faith to be violations of local anti-harassment policies.  To the extent permissible under local law the identity of the employees, officers or directors involved will be kept strictly confidential, and will not be revealed by Biovail’s management without the employee’s permission.  The alleged harassment will be thoroughly investigated by Biovail and appropriate action will be taken.  Biovail has an appropriate policy to protect employees against discrimination or retaliation as a result of such a complaint.

12.                               INTEGRITY OF RECORDS AND FINANCIAL REPORTS

It is of critical importance that Biovail’s filings with the appropriate regulatory authorities (e.g. U.S. Securities and Exchange Commission) be accurate and timely. Depending on their position with Biovail, an employee, officer or director may be called upon to provide necessary information to ensure that Biovail’s public reports are complete, fair and understandable. Biovail expects employees, officers and directors to take this responsibility very seriously and to provide prompt accurate answers to inquiries related to Biovail’s public disclosure requirements.

The integrity of Biovail’s record keeping systems will be respected at all times.  Employees, officers and directors are forbidden to use, authorize, or condone the use of “off-the-books” bookkeeping, secret accounts, unrecorded bank accounts, “slush” funds, falsified books, or any other devices that could be utilized to distort records or reports of Biovail’s true operating results and financial conditions or could otherwise result in the improper recordation of funds or transactions.

13.                               USE OF AGENTS AND NON-EMPLOYEES, OFFICERS AND DIRECTORS

Agents or other non-employees cannot be used to circumvent the law.  Employees, officers and directors will not retain agents or other representatives to engage in practices that run contrary to the Standards of Business Conduct or applicable laws.

14.                               INTERNATIONAL OPERATIONS

Employees, officers and directors operating outside of Canada and the United States have a special responsibility to know and obey the laws and regulations of countries where they act for Biovail.  Customs vary throughout the world, but all employees, officers and directors must uphold the integrity of Biovail in other nations diligently.

15.                               STANDARDS OF BUSINESS CONDUCT

A.                                    Initial Distribution

i.                              Employees, officers and directors designated to receive these Standards will receive their copies immediately after publication.

ii.                           Future employees, officers and directors designated to receive these Standards will receive their copies at the time they are hired.

B.                                    Initial Verification

Upon receiving their copy of the Standards, employees, officers and directors current and future will:

i.                              Become thoroughly familiar with the Standards.

ii.                           Resolve any doubts or questions about the Standards with their supervisors.

iii.                        Inform their supervisors of any existing holdings or activities that might be, or appear to be, inconsistent with, or in violation of, the Standards.

iv.                       Prepare written disclosures of such information, if requested, by supervisors.

v.                          Take steps to correct existing situations and bring holdings and activities into full compliance with the Standards.  Such steps will be approved in writing by supervisors and will be based on the written disclosure submitted by employees, officers or directors.

vi.                       Sign the verification and return it to their supervisors who will make it part of employee’s permanent corporate records.

C.                                    Maintaining Compliance

i.                             Employees, officers and directors have the responsibility to maintain their understanding of the Standards of Business Conduct and for following them.

ii.                          Supervisors have the responsibility to maintain an awareness on the part of their employees, officers and directors of the importance of their adhering to the Standards of Business Conduct and for reporting deviations to Management.

iii.                      As requested by the Board of Directors or senior management, employees, officers and directors will be asked to re-verify their understanding of the Standards of Business Conduct and their compliance with them every year as a part of Biovail’s annual reporting.

iv.                      Employees, officers and directors must inform their supervisors of any changes in their holdings or activities that might be, or appear to be in non-compliance with the Standards of Business Conduct.

v.                         Employees, officers and directors must prepare written disclosure of such information, if requested, by supervisors.

vi.                      Employees, officers and directors must take steps to correct any such changes, if necessary, to bring holdings and activities into full compliance.  Such steps will be approved in writing by supervisors and Management and will be based on the written disclosures submitted by employees, officers and directors.

D.                                    Audits of Compliance

Regular audits of Biovail will include procedures to test compliance with the Standards of Business Conduct.

16.                               VIOLATIONS OF STANDARDS

Employees, officers and directors must immediately report any violations of the Standards or any violation of any applicable law, rule or regulation.  Failure to do so can have serious consequences for the employees, officers or directors and for Biovail.

Employees, officers and directors, should report violations to their supervisors and/or to the Human Resources department and to the SLO or to any secure reporting hotline the company may have contracted with.  When in doubt, employees should talk to their supervisors or other appropriate personnel to determine the best course of action in a particular situation.

Supervisors and the Human Resources group have the responsibility to promptly and thoroughly investigate all reports, and to report violations to the SLO.

After a violation is investigated, appropriate action will be taken promptly.  Management has the right to determine the appropriate disciplinary action for a violation up to and including termination of employment.  All proposed disciplinary action is subject to review by senior Management, Human Resources and the SLO.

Employees, officers and directors should be aware that, in addition to any disciplinary action taken by Biovail, violations of certain Standards may require restitution and may lead to civil or criminal action against individual employees, officers and directors and any corporation involved.

Supervisors have the responsibility of taking remedial steps to correct any operating procedures that may contribute to violations of Standards.

Retaliation in any form against an individual who reports a violation of these Standards of Business Conduct or of any law, rule or regulation in good faith, or who assists in the investigation of a reported violation, is itself a serious violation of this policy.  Acts of retaliation will be disciplined appropriately and should be reported immediately to your supervisor or Human Resources.

17.                               CONTINUANCE OF EXISTING PERSONNEL POLICIES, RULES AND PERFORMANCE STANDARDS

Biovail has codified numerous personnel policies, rules and standards of employee performance, which continue in force.  These Standards of Business Conduct are intended to supplement and amplify those established personnel policies, rules and standards.

It continues to be the responsibility of all employees to comply with all such policies, rules and performance standards.  Additionally, all members of management are to continue making certain that employees reporting to them are made aware of established policies, rules and performance standards and comply with them.

18.                               AMENDMENT, MODIFICATION AND WAIVER

Biovail will periodically review these Standards of Business Conduct.  These Standards may be amended, modified or waived by the Board of Directors and waivers may also be granted by the Nominating & Governance Committee, subject to the disclosure and other provisions of the Securities Exchange Act of 1934, and the rules there under and the applicable rules of the Toronto Stock Exchange/New York Stock Exchange.  Employees, officers and directors will be fully informed of any revisions to the Standards of Business Conduct.

Any waiver of these Standards for any employee other than a director or an executive officer, may only be made by the Executive Chairman or the CEO.  Any waiver of these Standards for director or an executive officer may be made only the Board of Directors or the Compensation, Nominating and Corporate Governance Committee and will be promptly disclosed to Biovail’s stockholders.

VERIFICATION AND RECEIPT OF UNDERSTANDING

I have received a copy of Standards of Business Conduct for BIOVAIL CORPORATION and its subsidiaries, divisions and affiliates.  I understand how the Standards apply to me.  I acknowledge that my receiving the Standards obligates me to follow them and I agree to abide by their conditions.

April 21, 2008	William M. Wells
Date	Name

/s/ William M. Wells
Signature